

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-3761

SEC MAIL PROCESSING RECEIVED
DEC 28 2007
WASHINGTON, DC 182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/06 (MM/DD/YY) AND ENDING 10/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hill, Thompson, Magid & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Exchange Place, Suite 800
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy J. Cooper — 201-434-6900
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Nancy J. Cooper, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hill, Thompson, Magid & Co., Inc. (the "Company") for the year ended October 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

12/20/07

Signature Date

Chief Financial Officer

Title

Notary Public

MELINDA HERNANDEZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 22, 2012

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT


SEC MAIL PROCESSING
RECEIVED
DEC 2 8 2007
SECTION

To the Board of Directors and Stockholder of
Hill, Thompson, Magid & Co., Inc.:

We have audited the accompanying statement of financial condition of Hill, Thompson, Magid & Co., Inc. (the "Company") as of October 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at October 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 20, 2007

HILL, THOMPSON, MAGID & CO., INC.

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2007
(Dollars In thousands except per share information)

ASSETS

Cash and cash equivalents	$ 12,071
Cash and securities segregated under federal regulations	200
Securities borrowed	5,185
Receivables from brokers, dealers and others	10,874
Securities owned, at fair value	30,664
Fixed assets, at cost, net of accumulated depreciation and amortization $3,347	125
Other assets	2,576
TOTAL ASSETS	$ 61,695

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to brokers, dealers and others	$ 2,898
Securities sold, but not yet purchased, at fair value	8,631
Payable to affiliates	1,567
Other accrued expenses	4,588
Total liabilities	17,684
STOCKHOLDER'S EQUITY:	
Common stock ($1 par value, 200 shares authorized, issued and outstanding)	-
Retained earnings	44,011
Total stockholder's equity	44,011
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 61,695

See notes to statement of financial condition.

HILL, THOMPSON, MAGID & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2007
(Dollars in thousands)

1. OWNERSHIP AND NATURE OF BUSINESS

Hill, Thompson, Magid & Co., Inc. (the "Company"), an over-the-counter trading firm headquartered in New Jersey, is engaged primarily in wholesale market making in various equity securities and is a broker and dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a member of the Hill Thompson Group of companies, which is ultimately a wholly owned subsidiary of RBC Dain Rauscher Corp. (the "Parent"). The Parent, in turn, is owned by RBC Holdings (USA), Inc. ("RBC Holdings"), which is ultimately a wholly-owned subsidiary of Royal Bank of Canada ("RBC").

The Company clears all proprietary securities transactions on a self-clearing basis and its customer transactions on a fully disclosed basis through Pershing, a BNY Securities Group Co.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—Cash and cash equivalents consist of money market instruments and short-term interest bearing investments with initial maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions—Proprietary securities transactions and related revenues and expenses are recognized on a trade date basis.

Securities owned and securities sold, not yet purchased, are stated at fair value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Securities owned and securities sold, not yet purchased, consist of equity securities. Securities not readily marketable approximate $3,369 and consist of equity securities for which there is no market on a securities exchange or no independently quoted price and no other market makers in the securities. These securities are valued using estimated fair value as determined by management.

Securities borrowed are recorded based upon the amount of cash collateral advanced. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. The amount of collateral required to be deposited for securities borrowed is an amount generally in excess of the market value of the applicable securities borrowed. The Company monitors the market value of securities borrowed and applies the change in collateral when deemed appropriate.

Depreciation and Amortization—Fixed assets are stated at cost, net of accumulated depreciation and amortization. Furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the life of the lease.

Income Taxes—The Company is included in the consolidated income tax returns of the Parent. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities at each year end, using the tax rate expected to exist when the temporary difference reverses.

Fair Value of Financial Instruments—Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value.

Use of Estimates—The Company has made estimates and assumptions in reporting certain assets and liabilities (including trading assets and liabilities and legal issues) and the disclosure of contingent liabilities in preparing this financial statement, and the reported amounts of revenues and expenses in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

New accounting pronouncements:

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statement and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company for the year ended October 31, 2008. The Company is currently evaluating the potential impact of adopting FIN 48 on the statement of financial condition.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by the Emerging Issues Task Force on Issue 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3") that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions of unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for the Company's fiscal year beginning November 1, 2008, with earlier adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of the adoption. The Company is currently evaluating the potential impact of adopting SFAS No. 157 on the statement of financial condition.

In February 2007 the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* – including an amendment of FASB Statement No. 115. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company is currently evaluating the potential impact of adopting SFAS No. 159 on the statement of financial condition.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND OTHERS

	2007
Receivables from brokers, dealers and others:	
Securities failed to deliver	$ 1,651
Clearing organizations	9,223
	$ 10,874
Payable to brokers, dealers, and others:	
Securities failed to receive	$ 1,382
Clearing organizations	1,516
	$ 2,898

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company or its counter-parties subsequent to settlement date.

Receivables from brokers, dealers, and others include cash deposits with the clearing organizations in the total amount of $5,000.

The Company conducts business with brokers and dealers that are members of the major securities exchanges and are registered brokers and dealers. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

4. INCOME TAXES

The net deferred tax asset of $216 recorded in the statement of financial condition is for temporary differences primarily relating to the difference between book and tax basis of bonus accruals and general reserves.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirement of the Uniform Net Capital Rule of the SEC under Rule 15c3-1. The Company computes its net capital under the alternative method permitted by the Rule, which requires minimum net capital equal to the greater of $1,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At October 31, 2007, the Company had net capital of $31,057, which exceeded the minimum requirement by $30,057.

At October 31, 2007, the Company had $200 in cash, segregated in a special reserve bank account for the exclusive benefit of customers pursuant to the reserve formula requirements of Rule 15c3-3.

Proprietary accounts held at Pershing are considered allowable assets in the net capital computation pursuant to an agreement between the Company and Pershing which requires, among other things, for Pershing to perform a reserve computation for the proprietary accounts of introducing broker assets similar to the customer reserve computation as set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Leases—The Company leases office space and information technology equipment under non-cancelable operating leases varying in length from one to four years, with certain renewal options for like terms. Most office space lease agreements include rate increases, which are recognized on a straight-line basis over the life of the lease, and cover payment of real estate taxes, insurance, and other occupancy expenses. At October 31, 2007, the Company's future minimum rental commitments based upon the terms (including escalation costs) under non-cancelable leases are as follows:

Year ending October 31		
2008	$	385
2009		353
	$	738

Litigation—The Company is a defendant in legal actions primarily relating to its broker-dealer activities. While the outcome of these legal actions is uncertain, management believes, based in part upon consultation with legal counsel, that the resolution of these actions will not have a material adverse effect on the financial position or results of operations of the Company.

Other Commitments—In the normal course of business, the Company enters into when-issued transactions. There were no transactions relating to such commitments that were open at October 31, 2007.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company, acts as an introducing broker-dealer, clears all of its customers' transactions on a fully disclosed basis with a clearing broker and promptly transmits all funds and securities to the clearing broker. These activities may expose the Company to off-balance sheet credit risk in the event the customer or other broker is unable to fulfill its contractual obligations. The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Company. At October 31, 2007, there were no amounts to be indemnified to the clearing broker for customer accounts introduced by the Company.

The Company is a market maker in a number of securities and in this capacity may have significant positions in its inventory or be required to purchase significant positions in a volatile market. In order to control this risk, security positions are monitored on at least a daily basis, and there are regulatory guidelines that limit the obligations of the market maker to purchase the securities in a volatile market.

Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security.

The Company, as part of its normal market-making activities, establishes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. At October 31, 2007, the Company has recorded these obligations in the statement of financial condition at fair value.

The Company enters into collateralized securities borrowing transactions which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company attempts to minimize credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

The Company enters into various transactions involving securities purchased and sold on a when-issued basis. These derivative financial instruments are entered into for trading purposes and provide for the delayed delivery of the underlying instrument. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition.

8. RELATED PARTY TRANSACTIONS

The Company receives various services from its Parent and affiliates, including payroll, accounts payable processing (including rental payments and other obligations) and employee benefits. The Company in most cases is charged by its Parent and affiliates for expenses based upon actual costs incurred for these services. At October 31, 2007, $1,567 was payable to the Company's Parent and affiliates and is included in the statement of financial condition.

9. BENEFIT PLANS

The employees of the Company participate in the 401(k) plan sponsored by the Parent (the "RBC Plan").

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

December 20, 2007

To the Board of Directors and Stockholder of
Hill, Thompson, Magid & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Hill, Thompson, Magid & Co., Inc. (the "Company") as of and for the year ended October 31, 2007 (on which we issued our report dated December 20, 2007), in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END